UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

5, Rue De Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The 2021 annual general meeting of shareholders (the “Annual General Meeting”) of NeoGames S.A. (the “Company”) was held on May 26, 2021.

At the Annual General Meeting, the Company’s shareholders voted upon the following proposals:

1. Approve the Company’s annual accounts for the financial year ended December 31, 2020, the Company’s consolidated financial statements for the financial year ended December 31,2020 (together, the Financial Statements), the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprisesagréé) relating to the Financial Statements.

2. Approve allocation of the Company’s annual results for the financial year ended December 31, 2020.

3. Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2020.

4. Elect the following members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021: Mr. Aharon Aran; Mr. Mordechay (Moti) Malool; Mr. Barak Matalon; Mr. Laurent Teitgen; Mr. John E. Taylor, Jr.; and Ms. Lisbeth McNabb.

5. Appoint BDO Audit as the approved statutory auditor (réviseur d’entreprises agréé) for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021.

6. Approve the directors’ remuneration for the year ended December 31, 2020 and the year ending December 31, 2021.

7. Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Companyand with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

Each proposal voted on at the Annual General Meeting, as further described in the Company’s Convening Notice and Proxy Statement related to the Annual General Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on April 29, 2021, was approved by the applicable required majority.

As previously announced by the Company on February 25, 2021, following the election of Ms. McNabb as a full voting member of the Board of Directors (the “Board”) (administrateur) by the Company’s shareholders at the Annual General Meeting, she will serve as chairperson on the Board’s audit committee and a member of its compensation and nominating and corporate governance committees, effective May 26, 2021. Further, following the election of Ms. McNabb at the Annual General Meeting, Mr. Aharon Aran resigned from the audit committee effective as of the same date.  The audit committee currently consists of John E. Taylor, Jr., Laurent Teitgen and Lisbeth McNabb.  Each member of the audit committee meets the independence requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934 and the rules of Nasdaq.  Each member of the audit committee is financially literate, and John E. Taylor, Jr. is considered an “audit committee financial expert” as defined under the rules of the Securities Exchange Commission. Each of the compensation committee and the nominating and governance committee consists of John E. Taylor, Jr., Laurent Teitgen and Lisbeth McNabb, and each such director meets the independence requirements of Nasdaq, including the heightened independence standards for members of our compensation committee.
The contents of this report of foreign private issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-251103).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: May 26, 2021